CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

www.cgi.com

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.9 billion) and at June 30, 2004, CGI’s order backlog was CDN$13.2 billion. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges
Toronto : GIB.A          New York : GIB

Shares Outstanding (June 30, 2004)
410,639,412 Class A subordinate shares          33,772,168 Class B shares

Third Quarter Fiscal 2004 Trading History
Toronto	($CAN)	New York	($US)
Open :	$8.60	Open :	$6.53
High :	$9.08	High :	$6.89
Low :	$7.76	Low :	$5.65
Close :	$8.00	Close :	$6.77
Average Daily Trading Volume :	577,448	Average Daily Trading Volume:	33,405

Transfer Agent
Computershare Trust Company of Canada
1 800 564-6253

Investor Relations
Jane Watson Vice-President, Investor Relations Telephone : (416) 945-3616, (514) 841-3200 jane.watson@cgi.com	Ronald White Director, Investor Relations Telephone : (514) 841-3230 ronald.white@cgi.com

CGI GROUP INC.	1

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

July 29, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended June 30, 2004, and with the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2003 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). CGI’s financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report, which is available on the company’s website. All dollar amounts are in Canadian dollars unless otherwise indicated.

Core Business, Vision and Strategy
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient system development and maintenance delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:
o	Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.
o	Systems integration—We provide implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.
o	Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business processing functions. These contracts, typically for 5 to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

CGI pursues clients in certain vertical markets where it has developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, utilities and telecommunications, government and healthcare, manufacturing, and retail and distribution.

CGI’s vision is to be a world-class IT and business process outsourcing (“BPO”) leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions in information technology, business processes and management to fully satisfy client objectives. We emphasize a culture of partnership, intrapreneurship and integrity and strive to be recognized by our clients, our members and our shareholders as one of the top pure players in IT and BPO

CGI GROUP INC.	2

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

services. We are achieving this vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to maintain the best equilibrium between our three key stakeholder groups, namely our clients, members and shareholders.

CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: Information Technology (“IT”) services and Business Process Services (“BPS”). The focus of these LOBs is as follows:
o	The IT services LOB provides a full-range of services in systems integration, consulting and outsourcing to clients located worldwide. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.
o	The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

At June 30, 2004, we employed approximately 25,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Recent industry research continues to confirm that market demand for IT and BPO services is large and continues to grow. We are a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US market. The strategy that we are pursuing in the US is to replicate the strategy we have successfully applied in Canada, in order to become an end-to-end IT and BPO services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Over the last year, we have been growing our sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of our growth strategy is to pursue large outsourcing contracts, valued at more than $50 million per year. Canada, the US and other international markets continue to offer tremendous untapped opportunities and proposal activity continues to be healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge, or increase the richness of our service offerings. Currently, we are focused on acquisitions in high growth vertical areas, such as government services in the US as well as on expanding our BPO capabilities. Through large acquisitions, we continue to seek targets in Europe and in the US that will increase our geographical presence and critical mass,

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

Update on American Management Systems, Inc. (“AMS”) Acquisition
On May 3, 2004, CGI completed the acquisition of AMS pursuant to the Agreement and Plan of Merger dated March 10, 2004. Concurrently the U.S. assets of the Defense and Intelligence Group of AMS were purchased by CACI International Inc. (“CACI”). CGI acquired AMS for approximately $600 million, which is the difference between the $1.1 billion paid through a cash tender offer for all AMS shares issued and outstanding and gross proceeds of $549 million from the sale of the assets of AMS’ US Defense and Intelligence Group to CACI, including certain closing adjustments.

Additionally, in order to facilitate the growth of our respective client bases, CGI and CACI signed a strategic alliance whereby CACI will receive all intellectual property solely used by the US Defense ad Intelligence Group and a license from CGI to use certain intellectual property retained by CGI, and CACI will grant CGI a license to use certain of its intellectual property.

The integration of AMS is progressing well, and synergies and efficiencies are expected to be achieved well within the six to nine month period initially projected by CGI. To date, AMS has been integrated into CGI’s organizational structure in the US and Europe, and restructured as necessary to best serve our clients and win new business in our expanded markets. All aspects of the integration including network infrastructure, financial systems, employment conditions, management approach, business unit leadership and strategies are progressing according to plan.

Critical Accounting Policies and Estimates
The preparation of Consolidated Financial Statements in accordance with Canadian GAAP necessarily requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our estimates, including those related to revenue, bad debts, investments, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed, at the time, to be reasonable under the circumstances. A detailed review of the critical accounting policies affecting significant judgments and estimates used in the preparation of our condensed quarterly Consolidated Financial Statements is provided in Note 2 of our fiscal 2003 Annual Report, filed with the Securities and Exchange Commissions. Because of the use of estimates inherent to the financial reporting process, actual results could differ from those estimates. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

Changes in Accounting Policies
The recent and future accounting changes affecting our Consolidated Financial Statements are disclosed in Note 1 to the Consolidated Financial Statements for the three month period ended June 30, 2004.

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

Key Performance Indicators
In our MD&A, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by our executive management committee. Some of these key performance indicators include revenue growth, the mix of organic growth and acquisition growth, the mix of business by client geography, the mix of revenue coming from longer-term IT and BPO outsourcing contracts and shorter-term SI&C contracts, earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) and EBIT margins, net earnings and net earnings margins, days sales outstanding, cash flow, return on equity, contract backlog, our pipeline of contract proposals that are under review by potential clients and contract bookings.

Bookings and Backlog
	June 30, 2004	June 30, 2003	March 31, 2004

(in '000 000 of Canadian dollars)	$	$	$
Bookings	1,179	429	498
Backlog	13,217	10,700	11,980

At June 30, 2004, our backlog of signed contracts for work that had yet to be delivered was $13.2 billion, with an average duration of 7.3 years. Our backlog, which provides good revenue visibility, includes $1,179 million in new contract wins, extensions and renewals signed in the third quarter of fiscal 2004, less adjustments and the backlog consumed during the quarter as a result of client work performed. The Manulife contract, announced on June 9, 2004, is a memorandum of understanding and therefore will be included in the backlog when the contract is signed. The backlog figure as of June 30, 2004 includes the signed contracts that were acquired from AMS on May 3, 2004, but these are excluded from the bookings figure.

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

Financial Review for Third Quarter of 2004
	Year- over- year change	3 months ended June 30, 2004	3 months ended June 30, 2003	3 months ended March 31, 2003	9 months ended June 30, 2004	9 months ended June 30, 2003

(in '000 of Canadian dollars)%		$	$	$	$	$
Revenue	22.6	867,114	707,053	725,728	2,284,400	1,999,100
Costs of services, selling and administrative expenses	24.5	733,588	589,331	604,547	1,908,728	1,680,402
Research	10.1	5,775	5,245	6,983	19,395	15,943
Amortization	33.1	43,247	32,485	32,357	109,392	86,540
EBIT	5.6	84,504	79,992	81,841	245,885	216,215
EBIT margin		9.7%	11.3%	11.3%	10.8%	10.8%
Income taxes	-3.2	29,075	30,023	28,760	86,877	82,913
Net earnings from continuing operations	11.2	51,912	46,703	51,345	152,337	126,783
Net earnings from continuing operations margin		6.0%	6.6%	7.1%	6.7%	6.3%
Basic and diluted earnings per share from continuing operations		0.12	0.12	0.13	0.37	0.32
Net earnings	29.4	60,899	47,068	51,487	161,127	128,897
Net earnings margin		7.0%	6.7%	7.1%	7.1%	6.4%
Basic and diluted earnings per share		0.14	0.12	0.13	0.39	0.33

Revenue
Revenue in the third quarter increased 22.6% to $867.1 million, from revenue of $707.1 million reported in last year’s third quarter and was up 19.5% from revenue of $725.7 million in the previous quarter. The external growth versus the previous quarter and last year resulted from the acquisition of American Management Systems Inc. (“AMS”) on May 3, 2004. Consequently, the external revenue growth in the quarter was 23.8% compared with last year, and 22.8% compared with the second quarter 2004.

The decrease in internal growth of 0.9% versus last year is explained by the termination, during the last year, of contracts inherited from acquisitions, since they were not meeting CGI’s standards. Against the previous quarter, internal growth was negative 3.8%. This resulted mainly from the decrease in revenue from the delivery of business solutions, more specifically in the government sector, along with delays experienced in the signing of some new outsourcing and SI&C contracts. The $1.2 billion in contract bookings, many of which were signed in the latter part of the third quarter, are expected to result in organic growth in the coming quarters.

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

We calculate organic or internal growth as total revenue growth less the first year’s revenue derived from acquired companies and the impact from the fluctuations of foreign currencies against the Canadian dollar. Revenue growth versus last year was offset marginally by the currency exchange rate, mainly between the Canadian and US dollars, which reduced the year-over-year growth by 0.3%. The currency exchange rate had a positive impact on the quarter-over-quarter revenue variance, representing 0.5%.

For the first nine months of fiscal 2004, revenue of $2,284.4 million increased 14.3% over revenue reported for the first nine months of fiscal 2003. In the period, internal growth was 0.7% and external growth was 15.8%; these were offset by foreign currency fluctuations which negatively impacted the total growth by 2.2%. External growth resulted mainly from the acquisition of AMS on May 3, 2004, Underwriters Adjustment Bureau Ltd (“UAB”) in early January 2003 and Cognicase in January 2003.

Contract Types		Client Geography		Targeted Vehicles

A.	Outsourcing 58%	A.	Canada 62%	A.	Financial Services 35%
	i) IT services 44%	B.	US 31%	B.	Government and healthcare 25%
	ii) BPO services 14%	C.	All other regions 7%	C.	Utilities and telecommunications 24%
B.	Systems integration and consulting 42%			D.	Retail and distribution 10%
				E.	Manufacturing 6%

Revenue derived from our long-term outsourcing contracts represented 58% of the total revenue in the third quarter, including approximately 44% from IT services and 14% from BPO services. Project oriented systems integration and consulting (“SI&C”) work represented 42% of our revenue. Revenue from SI&C was up by 11 percentage points compared with last quarter, due to the acquisition of AMS. AMS operations were principally concentrated in the SI&C business. The BPO services portion decreased to 14%, from 16% in the second quarter, but the amount

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

in absolute dollars remained consistent. For the year to date, the breakdown of our business by contract type is 66% in outsourcing and 34% in SI&C. Our long-term targeted mix of revenue for outsourcing and SI&C contracts remains 75% and 25%, respectively.

In the third quarter, the revenue mix based on our client’s geography also changed, when compared with the second quarter. This is a result of the AMS acquisition, since 81% of AMS’ revenue was from US based-clients. In the quarter, revenue from clients located in the US increased by 13 percentage points, to 31%, while revenue from clients located in Canada represented 62% of total revenue (down from 78% in the second quarter), and revenue from clients in other regions increased 3 percentage points, to 7% of total revenue.

In terms of revenue by targeted verticals, since AMS’ revenue was primarily concentrated in the government and healthcare, and in the utilities and telecommunications sectors, the proportion of revenue from clients in the financial services vertical decreased to 35% of CGI’s total revenue, compared with 42% in the second quarter. Meanwhile, the government and healthcare sector represented 25%, up 8 percentage points; telecommunications and utilities represented 24%, compared with 22% in the second quarter; retail and distribution, was 10%, down 2 percentage points; and manufacturing was 6%, compared with 7% in the second quarter.

In the third quarter, our top five clients represented 28.1% of total revenue, compared with 36.2% in the previous quarter. Combined revenue attributable to numerous contracts from the BCE family of companies was 15.5%, compared with 17.0% in the second quarter. The sequential decrease is due to the greater total revenue resulting from the AMS acquisition.

Please see additional information that follows in the section entitled “Performance by Line of Business” in this MD&A.

Operating Expenses
The costs of services, selling and administrative expenses were $733.6 million in the third quarter, or 84.6% of revenue, compared with 83.4% of revenue in the third quarter of last year and 83.3% in the second quarter. The increase, as a percentage of revenue compared with last year and last quarter, is mainly due to the costs related to the operations acquired from AMS, for which the integration plan is still in progress and has not yet delivered its full effect.

Total amortization expenses were $43.2 million, an increase of $10.8 million or 33.1% from the same period a year ago, and up $10.9 million from the second quarter. This increase is related to intangible and other long-term assets acquired from AMS in May 2004, for which an amortization expense was accounted over a period of two months in the quarter. Total amortization expenses include the amortization of fixed assets, contract costs related to transition costs and other intangibles and other long-term assets. See Note 5 to the Consolidated Financial Statements for the three-month period ended June 30, 2004, for more details.

Earnings Before Interest, Income Taxes, Entity Subject to Significant Influence and Discontinued operations (“EBIT”)
EBIT was $84.5 million in the third quarter, or 9.7% of revenue, compared with 11.3% in last year’s third quarter and in this year’s second quarter. The year-over-year decline in EBIT margin is mostly related to the increase in amortization expenses, as explained above, as well as to factors enumerated in the “Operating Expenses” section above.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

Income Taxes
Our effective income tax rate in the third quarter was 36.0%. This was in line with the rate in the second quarter and it compared with 39.1% in last year’s third quarter. The year-over-year decrease is mainly a reflection of the decrease in the revised Canadian statutory tax rate. In future quarters, our effective income tax rate may vary based on the mix and performance of business by country or further changes in tax laws.

Net Earnings from Continuing Operations
In the third quarter, net earnings from continuing operations were $51.9 million, or 6.0% of revenue. This is above the amount of $46.7 million reported in the same quarter a year ago, and $51.3 million reported in the second quarter. The net earnings as a percentage of revenue decreased, when compared with the same quarter one year ago and the second quarter, mainly as a result of the lower EBIT, as explained above.

Third quarter basic and diluted earnings per share from continuing operations were $0.12, in line with comparable earnings per share reported in last year’s third quarter, and down from the basic and diluted earnings per share from continuing operations of $0.13 in the previous quarter. CGI’s weighted average number of shares outstanding was up compared to the second quarter and the same quarter last year, following the issuance of 41.3 million shares on May 3, 2004, to help fund the acquisition of AMS.

Net earnings from Discontinued Operations
In the third quarter, net earnings from discontinued operations represented $9.0 million. This was mainly comprised of the gain realized on the sale of the Starquote market data services business and the net earnings from the Meta 4 operations that were sold in the quarter to NexxLink and to Ezee ATM.

Consequently, the remaining asset held for sale at June 30, 2004 is a building located in Clearwater, Florida, which was sold July 1, 2004.

Pro Forma Net Earnings
Under our stock option plan, had compensation costs been determined using the fair value method (Black-Scholes option pricing model) at the day of grant for awards granted since October 1, 2001 which amount to $7.9 million, the pro forma net earnings from continuing operations, basic and diluted earnings per share would have been $44.0 million, $0.10 and $0.10 respectively, for the three-month period ended June 30, 2004. We will start expensing the stock options at the beginning of fiscal year 2005.

Performance by Line of Business As discussed in an earlier section, we have two lines of business (“LOBs”): IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach (see Note 7 to the Consolidated Financial Statements for the three-month and nine-month periods ended June 30, 2004). We modified our operational structure in the fourth quarter of fiscal 2003 to primarily reflect the global delivery approach that we take in providing IT services to our clients. Each of our IT services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients’ requirements for local delivery and sales

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

support with the economies and expertise available from our global network of centers of excellence and technology centers. The delivery of these contracts across international borders mixes and matches the best of CGI for our clients in delivering solutions.

The highlights for each segment in the third quarter and nine months are detailed below.

	3 months ended June 30, 2004	3 months ended June 30, 2003	3 months ended March 31, 2004	9 months ended June 30, 2004	9 months ended June 30, 2003

(in '000 of Canadian dollars)	$	$	$	$	$
Revenue
IT services	739,465	566,551	599,128	1,900,689	1,627,442
BPS	127,649	140,502	126,600	383,711	371,658

Total revenue	867,114	707,053	725,728	2,284,400	1,999,100

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT")
IT services	88,547	77,063	80,678	252,140	210,719
	12.0%	13.6%	13.5%	13.3%	12.9%
BPS	18,806	20,411	17,768	51,925	53,636
	14.7%	14.5%	14.0%	13.5%	14.4%
Corporate expenses and programs	(22,849)	(17,482)	(16,605)	(58,180)	(48,140)

Total EBIT	84,504	79,992	81,841	245,885	216,215
	9.7%	11.3%	11.3%	10.8%	10.8%

IT Services LOB
For the first nine months of the current fiscal year, revenue increased 16.8% compared with the same period last year. External growth was 16.5%, reflecting the acquisition of AMS in the third quarter of 2004. Internal growth of 2.1% was primarily a function of new outsourcing contracts signed in Canada and in the US in the last year. This was offset by the negative impact of foreign currency fluctuations, representing 1.8%.

In the third quarter, revenue from the delivery of IT services was up 30.5 % over last year’s third quarter. On a constant dollar basis, the year-over-year external growth was 29.7%, mainly resulting from the acquisition of AMS on May 3, 2004. The operations of AMS contributed for two months in the third quarter, primarily in the US and Europe and, to a lesser extent, in Canada. The internal growth was 1.0% and mainly came from new outsourcing revenue in Canada and the US, but was offset by softness experienced in certain SI&C sectors. The decrease in the value of foreign currencies against the Canadian dollar, mainly the US dollar, had a marginal negative impact on revenue of 0.2%.

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

Revenue increased 23.4% from the second quarter. On a constant dollar basis, external growth was 27.6% and internal growth was negative 4.6%. External growth resulted from the acquisition of AMS. Negative internal growth reflected the timing of SI&C work, more specifically the delivery of business solutions in the government sector in Canada in the second quarter 2004 as well as delays experienced in the signing of large outsourcing and SI&C contracts. Contract bookings worth $1.2 billion, comprised of new contracts, extensions and renewals, were announced in the third quarter and are expected to contribute to the coming quarter’s results. Finally, the impact of the foreign currency valuation, against the Canadian dollar, represented 0.4% of total revenue growth against the second quarter.

The IT services LOB reported EBIT of $88.5 million for the quarter, up $11.5 million year over year, and up $7.9 million sequentially. The year-over-year and quarter-over-quarter increase in EBIT was mainly due to the contribution of AMS for the months of May and June. The EBIT margin (ratio of EBIT over revenue) was 12.0% for the quarter, a decrease compared with 13.5% reported in the second quarter and 13.6% in the same quarter a year ago.

BPS LOB
Revenue for the first nine months of fiscal 2004 increased 3.2% over the same period last year. External growth represented 12.4%, but was offset by the impact of foreign currency fluctuations, totaling $14.1 million or 3.8% of revenue, and by negative internal growth of 5.4%. The external growth reflected mainly the incremental months, in the current fiscal year, of BPS revenue inherited from UAB and Cognicase, acquired in January 2003. The negative internal growth was due to the termination of contracts inherited from acquisitions, which were not meeting CGI’s profitability levels.

Revenue generated by business process outsourcing services was down 9.1% from last year’s third quarter. Revenue growth was negatively impacted, to the extent of 0.9% or $1.3 million, by the lower valuation of foreign currencies against the Canadian dollar. On a constant dollar basis, there was no internal growth or external growth. The decline in revenue mainly reflected the fact that certain contracts inherited from acquisitions were terminated during the year or not renewed, since they were not meeting CGI’s profitability levels.

Revenue was up $1.0 million or 0.8% sequentially, and was mainly due to the positive impact of the foreign currency valuation, against the Canadian dollar, which represented 0.9% of the total revenue growth.

The BPS LOB reported an EBIT margin of 14.7% for the third quarter, up from 14.0% in the last quarter and 14.5% in the same quarter last year. The improvement against last quarter resulted from the termination of certain contracts and the synergies realized following the acquisitions of UAB and the BPO operations of Cognicase in 2003.

Corporate Expenses
The increase in corporate expenses and programs against last quarter of $6.2 million, and of $5.4 million compared to the same period last year, is primarily due to two months of incremental expenses following the acquisition of AMS.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

Liquidity and Capital Resources
We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At June 30, 2004, cash and cash equivalents were $230.6 million, up $58.3 million from March 31, 2004 and an increase of $147.6 million since the beginning of the current fiscal year.

	3 months ended June 30, 2004	3 months ended June 30, 2003	3 months ended March 31, 2004	9 months ended June 30, 2004	9 months ended June 30, 2003

(in '000 of Canadian dollars)	$	$	$	$	$
Net earnings from continuing operations	51,912	46,703	51,345	152,337	126,783
Adjustments for: Amortization expenses	50,536	39,381	39,304	130,679	107,545
Deferred credits and other long-term liabilities	(4,976)	(4,390)	(4,205)	(14,892)	(26,208)
Future income taxes	17,099	(925)	(8,564)	18,418	22,589
Foreign exchange (gain) loss	(1,324)	654	(101)	381	439
Entity subject to significant influence	(223)	--	(215)	(476)	--

	113,024	81,423	77,564	286,447	231,148
Net change in non-cash working capital items	(45,850)	35,890	(5,057)	(52,492)	(104,383)

Cash provided by continuing operating activities	67,174	117,313	72,507	233,955	126,765
Cash used in continuing investing activities	(572,157)	(37,546)	(55,932)	(674,870)	(383,435)
Cash provided by (used in) continuing financing activities	563,595	(12,777)	53,996	584,756	280,254
Effect of rate changes on cash and cash equivalents of continuing operations	498	141	2,958	1,762	(983)

Net increase in cash and cash equivalents of continuing operations	59,110	67,131	73,529	145,603	22,601
Net cash and cash equivalents (used in) provided by discontinued operations	(787)	2,186	2,677	1,997	(580)

Cash provided by continuing operating activities, before the net change in non-cash working capital items, was $113.0 million in the third quarter 2004, compared with $77.6 million in the second quarter. The sequential increase resulted mainly from the additional earnings before amortization from AMS and the deferral of income taxes to future periods resulting from the payment of severance and exit costs associated with the acquisition of AMS.

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

The net change in non-cash working capital items was a use of $45.9 million, representing a decrease of $40.8 million from the use of $5.1 million reported in the second quarter. This was attributable to an increase in work in progress and a decrease in accounts payable and income taxes payable, which were offset by a decrease in accounts receivable and in prepaid expenses, as well as an increase in deferred revenue. The following table and comments on variations are exclusive of the business acquisition components:

Net change in non-cash working capital items	3 months ended June 30, 2004	3 months ended June 30, 2003	3 months ended March 31, 2004	9 months ended June 30, 2004	9 months ended June 30, 2003

(in '000 of Canadian dollars)
Accounts receivable	11,841	17,862	9,293	44,148	(31,819)
Income taxes	(8,490)	17,297	18,033	(5,514)	5,212
Work in progress	(19,706)	(2,294)	(23,889)	(38,963)	12,570
Prepaid expenses and other current assets	5,849	(3,110)	(9,722)	(21,564)	(11,713)
Accounts payable and accrued liabilities	(68,449)	23,562	(19,742)	(62,921)	(45,452)
Accrued compensation	5,445	(10,185)	15,630	(4,989)	(14,952)
Deferred revenue	27,660	(7,242)	5,340	37,311	(18,229)

Net change in non-cash working capital items	(45,850)	35,890	(5,057)	(52,492)	(104,383)

Total accounts receivable decreased by $11.8 million in the quarter, mainly as a result of a payment received for work completed in the second quarter pertaining to the delivery of business solutions in SI&C; as well as the proceeds from the sale and leaseback of computer equipment. These items were offset partially by tax credits recorded in the quarter. Work in progress and deferred revenue increased by $19.7 million and $27.7 million respectively, mainly due to the timing of client contract billings and payments.

The decrease in accounts payable was mostly due to the payment of costs related to the AMS acquisition, which were accrued for as a provision on the opening balance sheet of AMS. The decrease in prepaid expenses is due to the amortization of insurance and maintenance fees. Finally, the increase in income taxes payable was due mostly to the quarterly tax provision, which was partially offset by the tax installments made in the quarter and to the deferral of taxes payable to future periods resulting from the payments of costs related to the AMS acquisition.

Consequently, the cash provided by continuing operating activities was $67.2 million, compared with $72.5 million in the second quarter, a decrease of $5.3 million. The $50.1 million decrease compared with last year is mainly due to the payment of AMS-related integration costs, partially offset by the additional cash-flow from the operations of AMS and the deferral of income taxes to future periods, as discussed above.

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large outsourcing clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements of various tax credits as well as the conditional payment of our profit sharing plan to members if certain financial targets are met.

In the third quarter, cash used for continuing investing activities was $572.2 million or $516.2 million more than in the second quarter. The variance was due to a combination of $574.8 million used to purchase AMS, partially offset by proceeds of $51.2 million from the sale of other businesses. Investing activities also included $16.6 million in fixed assets, as well as $20.0 million in contract costs and $16.1 million in other intangibles and other long-term assets. The purchase of fixed assets was related to continued leasehold improvements to CGI facilities as well as computer equipment requirements throughout the company. The investment in contract costs was related mainly to transition costs capitalized for our large outsourcing clients. The investment in other intangibles and other long-term assets was comprised primarily of software licenses purchased for our outsourcing clients and internally developed software.

The continuing financing activities provided cash of $563.6 million. In the third quarter, we drew an additional $236.0 million from our unsecured committed credit facilities. We also received new funding through a $328.9 million share issue. The proceeds of the financing activities were used for the purchase of AMS.

Capital Resources*

	Total Commitment	Available at June 30, 2004	Outstanding at June 30, 2004

(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	230,596	n/a
Unsecured committed revolving facilities	515,000	268,777	246,223**
Lines of credit and other facilities	36,946	27,400	9,546***

*	Excluding any existing credit facility under non-majority owned entities.
**	Consists of US$175 million of US LIBOR and of $10.2 million of drawn Letters of Credit.
***	Consists of US$ 7.1 million of drawn Letters of Credit.

Our balance sheet and cash position, together with bank lines, are sufficient to support our growth strategy. At June 30, 2004, cash and cash equivalents were $230.6 million and the total credit facilities available amounted to $296.2 million. Cash equivalents typically include commercial paper and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

Total long-term debt increased by $235.3 million to $523.6 million at June 30, 2004, compared with $288.3 million at March 31, 2004. The increase is mostly due to the drawdown from our unsecured committed revolving facilities used to finance the acquisition of AMS. At June 30, 2004, our long-term debt to capitalization1 ratio was 17.5%. The commitment of $515.0 million is comprised of a $186.2 million revolving credit facility for our operating activity needs and working capital purposes and a $328.8 million three-year term revolving credit facility, expiring in November 2005, for the financing of acquisitions and outsourcing contracts. We also have access to a $25.0 million demand line of credit for cash management purposes, $9.5 million to cover outstanding letters of credit and $2.4 million of other facilities to cover other requirements. The $186.2 million revolving credit facility, at the option of the lenders, may be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan. The bank credit facilities contain certain covenants, which require us to maintain certain financial ratios. At June 30, 2004, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We believe that our balance sheet, cash position and bank lines are sufficient. If these resources need to be increased due to the financing requirements related to new large outsourcing contracts or large acquisitions, this would likely be done through the issuance of debt or equity.

Contractual Obligations

	Payments Due by Period
Commitment Type	Total	Less then 1 year	2nd and 3rd years	4th and 5th years	After 5 years

(in `000 of Canadian dollars) Long-Term Debt	518,129	9,882	249,297	114,715	144,235
Capital Lease Obligations	5,509	3,007	2,318	184	--
Operating Leases Rental of Office Space	1,130,482	132,332	241,274	200,230	556,646
Computer Equipment	207,999	94,580	100,172	12,914	333
Long-term Service Agreements	61,776	28,115	28,107	5,554	--

Total Contractual Obligations	1,923,895	267,916	621,168	333,597	701,214

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,923.9 million. Of this, rental of office space represents $1,130.5 million, computer equipment totals $208.0 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $61.8 million. Total contractual obligations have increased by $466.6 million compared with the second quarter, mainly due to commitments related to the rental of AMS premises and long-term debt obligations

___________________________
1The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders' equity and the long-term debt.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

contracted to purchase AMS. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements, clients have agreed to take back the computer equipment in case of early contract termination.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

Selected Measures of Liquidity and Capital Resources

	June 30, 2004	June 30, 2003	March 31, 2004

Working capital (in '000 of Canadian dollars)	249,962	227,311	314,536
Current ratio	1.24:1	1.36:1	1.53:1
Shareholders' equity per common share (in Canadian dollars)	5.56	4.80	5.16
Long-term debt to capitalization ratio [1]	17.5%	15.1%	12.2%
Days sales outstanding	61	50	50

1: The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders' equity and the long-term debt.

At June 30, 2004, the current ratio of 1.24:1 demonstrates CGI's capacity to meet its current liabilities.

CGI's shareholders' equity per common share of $5.56, based on 444,411,580 total shares outstanding at June 30, 2004, was up $0.40 compared with March 31, 2004. This increase was driven by the net earnings reported in the third quarter, combined with the issuance of $366.2 million of new capital stock, mainly associated with the acquisition of AMS.

Days sales outstanding ("DSO") increased to 61 days in the third quarter from 50 days in the previous quarter, mainly due to the acquisition of AMS. In calculating DSOs we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Outlook
CGI is on track to meet the guidance it provided when it issued its second quarter results on May 4, 2004. Revenue for fiscal 2004 is expected to be between $3.25 billion and $3.5 billion, representing growth of 21%-30% over reclassified revenue of $2.68 billion reported in

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

fiscal 2003. Earnings per share from continuing operations are expected to be between $0.50 and $0.54, or 14% to 23% higher than comparable earnings per share of $0.44 reported in fiscal 2003.This guidance is based on information known today about market conditions and demand for its services, as well as estimates and assumptions made with regard to the integration of AMS.

It is early for CGI to provide a view for 2005, as the Company is in the midst of its 2005 planning process. However, as an early indication of the current outlook, the Company is targetting more than $4 billion in revenue for 2005, with gradual improvement in its net earnings margin from continuing operations.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts--We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our members consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI's high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The financial and operational risks inherent in worldwide operations - With the acquisition of AMS, we now manage operations in 10 countries worldwide, with slightly less then 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes ISO 9001 certified frameworks and processes that guide business unit leaders in managing our members and clients help ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple, and sometimes conflicting, laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restriction on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 60 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project oriented contracts increased substantially. We manage all client contracts utilizing the Client Management Partnership Framework ("CMPF"), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CMPF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client and revenue is recognized based on the percentage of costs incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cite Multimedia in Montreal, the Carrefour de la nouvelle economie in Saguenay and the Carrefour national des nouvelles technologies de Quebec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provides services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the award of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients' businesses. Our ability to complete large projects as expected often is adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates,

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits—We believe that our recent acquisition of AMS will provide certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US, enhancing our services and capabilities and adding to our client base, we believe we will be better positioned to bid on and win new outsourcing contracts. Additionally, we believe that substantial operational and administrative efficiency gains will be realized during the integration of AMS. However, there is a risk that some of the expected benefits and expected synergies of the acquisition may fail to materialize, or may not occur within the timeline we anticipate as of today. Our ability to realize these benefits and synergies will depend on management's success in integrating the acquired operations, personnel and technology. Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market
Economic risk—The economic downturn experienced over the last few years has caused, and future economic downturns may cause, our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, affects our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of Disclosure
CGI's management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI's accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI's internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2004

of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit and risk committees or as directed by the Board of Directors of CGI.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

Forward-looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond our control. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI GROUP INC.	22

Consolidated Financial Statements of
CGI Group Inc.
For the three and nine months ended June 30, 2004

Consolidated Financial Statements of CGI Group Inc.
For the three and nine months ended June 30, 2004

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except share amounts) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2004	2003	2004	2003

	$	$	$	$
Revenue	867,114	707,053	2,284,400	1,999,100

Operating expenses
Costs of services, selling and administrative expenses	733,588	589,331	1,909,728	1,680,042
Research expenses	5,775	5,245	19,395	15,943
Amortization expenses (Note 5)	43,247	32,485	109,392	86,540

	782,610	627,061	2,038,515	1,782,885

Earnings before the following items:	84,504	79,992	245,885	216,215

Interest
Long-term debt	5,835	4,139	13,297	8,392
Other	(2,095)	(873)	(6,150)	(1,873)

	3,740	3,266	7,147	6,519

Earnings before income taxes, entity subject to significant influence and discontinued operations	80,764	76,726	238,738	209,696
Income taxes	29,075	30,023	86,877	82,913

Earnings before entity subject to significant influence and discontinued operations	51,689	43,703	151,861	126,783
Entity subject to significant influence	223	—	476	—

Net earnings from continuing operations	51,912	46,703	152,337	126,783
Net earnings from discontinued operations (Note 6)	8,987	365	8,790	2,114

Net earnings	60,899	47,068	161,127	128,897

Weighted-average number of outstanding Class A subordinate shares and Class B shares	429,041,891	401,255,470	411,133,580	392,923,157

Basic and diluted earnings per share from continuing operations	0.12	0.12	0.37	0.32

Basic and diluted earnings per share from discontinued operations	0.02	—	0.02	0.01

Basic and diluted earnings per share (Note 3)	0.14	0.12	0.39	0.33

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2004	2003	2004	2003

	$	$	$	$
Retained earnings, beginning of period	655,538	459,773	555,310	377,944
Net earnings	60,899	47,068	161,127	128,897
Share issue costs, net of income taxes (Note 3)	(5,489)	—	(5,489)	—

Retained earnings, end of period	710,948	506,841	710,948	506,841

Consolidated Financial Statements of CGI Group Inc.
For the three and nine months ended June 30, 2004

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2004 (unaudited)	Restated As at September 30, 2003

	$	$
Assets
Current assets
Cash and cash equivalents	230,596	82,996
Accounts receivable	552,464	436,357
Work in progress	254,494	122,737
Prepaid expenses and other current assets	128,863	78,101
Future income taxes	88,720	35,767
Assets of businesses held for sale	18,683	64,874

	1,273,370	820,832
Fixed assets	137,551	121,655
Contract costs	301,802	256,320
Other intangibles and other long-term assets	713,156	388,079
Future income taxes	89,140	22,764
Goodwill	1,867,910	1,363,990
Assets of businesses held for sale	—	27,120

Total assets before funds held for clients	4,382,929	3,000,760
Funds held for clients (Note 2)	189,596	135,923

	4,572,525	3,136,683

Liabilities
Current liabilities
Accounts payable and accrued liabilities	470,465	287,184
Accrued compensation	151,093	110,157
Deferred revenue	141,346	69,341
Income taxes	150,849	47,003
Future income taxes	96,766	47,003
Current portion of long-term debt	12,889	20,555
Liabilities of businesses held for sale	—	19,919

	1,023,408	573,324
Future income taxes	280,740	140,571
Long-term debt	510,749	247,400
Accrued integration charges, deferred credits and other long-term liabilities	99,051	60,852

Total liabilities before client funds obligations	1,913,948	1,022,147
Client funds obligations (Note 2)	187,793	134,326

	2,101,741	1,156,473

Shareholders’ equity
Capital stock (Note 3)	1,819,794	1,480,631
Contributed surplus	6,238	5,870
Warrants and stock options (Note 3)	25,444	27,901
Retained earnings	710,948	555,310
Foreign currency translation adjustment	(91,640)	(89,502)

	2,470,784	1,980,210

	4,572,525	3,136,683

Consolidated Financial Statements of CGI Group Inc.
For the three and nine months ended June 30, 2004

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2004	2003	2004	2003

	$	$	$	$
Operating activities
Net earnings from continuing operations	51,912	46,703	156,237	126,783
Adjustments for:
Amortization expenses (Note 5)	50,536	39,381	130,679	107,545
Deferred credits	(4,976)	(4,390)	(14,892)	(26,208)
Future income taxes	17,099	(925)	18,418	22,589
Foreign exchange (gain) loss	(1,324)	654	381	439
Entity subject to significant influence	(223)	—	(476)	—
Net change in non-cash working capital items	(45,850)	35,890	(52,492)	(104,383)

Cash provided by continuing operating activities	67,174	117,313	233,955	126,765

Investing activities
Business acquisitions (net of cash acquired) (Note 4)	(574,825)	—	(581,895)	(229,066)
Proceeds from sale of businesses (net of cash disposed) (Note 4)	51,174	(474)	63,760	(474)
Purchase of fixed assets	(16,562)	(10,630)	(40,904)	(49,076)
Contract costs	(19,973)	(1,738)	(69,140)	(23,243)
Increase in other intangibles and other long-term assets	(16,064)	(24,704)	(61,179)	(81,576)
Decrease in other intangibles and other long-term assets	4,093	—	14,488	—

Cash used in continuing investing activities	(572,157)	(37,546)	(674,870)	(383,435)

Financing activities
Net variation in credit facility	236,023)	(321)	17,023	307,591
Increase (decrease) in other long-term debt	(1,293)	(17,237)	237,168	(33,262)
Issuance of shares (net of share issue costs)	328,865	4,781	330,565	5,925

Cash provided by (used in) continuing financing activities	563,595	(12,777)	584,756	280,254

Effect of rate changes on cash and cash equivalents of continuing operations	498	141	1,762	(983)

Net increase in cash and cash equivalents of continuing operations	59,110	67,131	145,603	22,601
Net cash and cash equivalents (used in) provided by discontinued operations	(787)	2,186	1,997	(580)
Cash and cash equivalents at beginning of period	172,273	56,925	82,996	104,221

Cash and cash equivalents at end of period	230,596	126,242	230,596	126,242

Interest paid	4,961	3,309	13,699	6,188
Income taxes paid	15,730	17,146	55,831	57,402
Issuance of Class A subordinate shares for business acquisitions (Note 4)	—	—	1,020	142,332

Notes to the Consolidated Financial Statements For the three and nine months ended June 30, 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the three and nine months ended June 30, 2004 and 2003 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2003, except as for the accounting changes referred below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003. The adoption of this new guideline had no impact on the Company’s Consolidated Financial Statements disclosure.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognition, measurement and disclosure related to impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The adoption of this new section had no significant impact on the Company earnings.

Future accounting changes

The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The Company is currently evaluating the impact of the adoption of this new standard and guidance, and therefore has not yet completed its assessment of the effect on the Company’s Consolidated Financial Statements.

The CICA re-issued Handbook Section 3870, Stock-based compensation and other stock-based payments. The revised standard requires to adopt fair value based method for all stock-based awards effective for fiscal years beginning on or after January 1, 2004. The Company will adopt this new standard for its fiscal year starting October 1, 2004.

Note 2 — Preparation of Consolidated Financial Statements

Integration liabilities

During the nine months ended June 30, 2004, the Company revised the calculation of the defined benefit pension plan covering Underwriters Adjustment Bureau Ltd. (“UAB”) employees which it acquired on January 1, 2003. The initial actuarial valuation made as of the acquisition date and as of September 30, 2003 understated the pension plan liability. The effect of the restatement is reflected on the September 30, 2003 balance sheet as follows: increase in accounts payable and accrued liabilities, in future income taxes assets and in goodwill of $4,500,000, $1,530,000 and $2,970,000 respectively.

In connection with recent business acquisitions, the Company recognized liabilities for costs incurred on purchase business combinations. Such costs include mainly provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate as well as costs related to the planned termination of certain employees. Effective in 2004, the long-term portion of such liabilities is presented on the Balance Sheet under the caption “Accrued integration charges, deferred credits and other long-term liabilities”. The current portion does remain under the caption “Accounts payable and accrued liabilities”.

Funds held for clients

In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due; remits the funds to the client’s employees and appropriate tax authorities; files federal and local tax returns; and handles related regulatory correspondence and amendments. Effective in 2004, the Company separately presents the payroll funds held for clients and related obligations. The Company consider’s that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior years amounts were restated to conform to the current year’s presentation.

Note 3 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing Class A subordinate share price on the TSX preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

Note 3 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost resulting from the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost resulting from the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended June 30				Nine months ended June 30

	2004		2003		2004		2003

	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations

Net earnings	51,912	60,899	46,703	47,068	152,337	161,127	126,783	128,897
Adjustment to net earnings	(7,940)	(7,940)	(1,990)	(1,990)	(19,995)	(19,995)	(5,678)	(5,678)

Pro forma net earnings	43,792	52,959	44,713	45,078	132,342	141,132	121,105	123,219
Pro forma basic and diluted earnings per share	0.10	0.12	0.11	0.11	0.32	0.34	0.31	0.31

Assumptions used in the Black-Scholes option pricing model:
Dividend yield		0.0%		0.0%		0.0%		0.0%
Expected volatility		46.6%		52.3%		47.4%		53.0%
Risk free interest rate		4.07%		3.60%		3.93%		4.25%
Expected life (years)		5		5		5		5
Weighted-average grant date fair value ($)		3.88		3.35		3.68		3.11

The following table presents the number of all shares, stock options and warrants outstanding as at:

	June 30, 2004	September 30, 2003

Class A subordinate shares	410,639,412	368,236,503
Class B shares	33,772,168	33,772,168

Total capital stock	444,411,580	402,008,671
Number of stock options (Class A subordinate shares) — Accounted for	957,798	1,675,913
Number of stock options (Class A subordinate shares) — Not accounted for	25,343,100	18,783,602
Number of warrants (Class A subordinate shares) — Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) — Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	480,392,746	432,148,454

The Class A subordinate shares and the Class B shares changed as follows:

	Nine months ended June 30, 2004				Twelve months ended September 30, 2003

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	368,236,503	1,435,763	33,772,168	44,868	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 4)	136,112	1,020	—	—	19,963,399	140,546	—	—
Issued for cash (1)	41,340,625	330,725	—	—	—	—	—	—
Conversion (2)	—	—	—	—	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	926,172	7,418	—	—	1,345,241	7,464	—	—

Balance, end of period	410,639,412	1,774,926	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868

(1)	On May 3rd, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,627,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).
(2)	As part of the agreement of July 24, 2003 entered into between the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following table presents information concerning stock options and warrants accounted for:

	Nine months ended June 30, 2004				Twelve months ended September 30, 2003

	Stock options		Warrants		Stock options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(476,238)	(2,089)	—	—	(206,208)	(1,013)	—	—
Forfeited and expired (1)	(241,877)	(368)	—	—	(451,110)	(2,218)	—	—

Balance, end of period	957,798	5,789	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1)	During the nine months ended June 30, 2004, the Company cancelled options for an amount of $368,000 ($2,218,000 for the twelve months ended September 30, 2003), which have been reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Nine months ended June 30, 2004	Twelve months ended September 30, 2003

Outstanding, beginning of period	20,459,515	20,814,820
Granted	7,833,155	4,600,502
Exercised	(926,172)	(1,345,241)
Forfeited and expired	(1,065,600)	(3,610,566)

Outstanding, end of period	26,300,898	20,459,515

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30			Three months ended June 30

	2004			2003

	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)	per share	(numerator)	(denominator)	per share

	$		$	$		$
Net earnings	60,899	429,041,891	0.14	47,068	401,255,470	0.12

Dilutive options (1)		2,189,120			1,523,304
Dilutive warrants (1)		1,688,808			804,202

Net earnings after assumed conversions	60,899	432,919,819	0.14	47,068	403,582,976	0.12

	Nine months ended June 30			Nine months ended June 30

	2004			2003

	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)	per share	(numerator)	(denominator)	per share

	$		$	$		$
Net earnings	161,127	411,133,580	0.39	128,897	392,923,157	0.33

Dilutive options (1)		1,942,140			1,412,886
Dilutive warrants (1)		1,531,748			575,708

Net earnings after assumed conversions	161,127	414,607,468	0.39	128,897	394,911,751	0.33

(1)	The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 13,574,239 and 13,747,989 for the three months and nine months ended June 30, 2004, respectively, and 15,421,199 and 15,721,909 for the three months and nine months ended June 30, 2003, respectively. The number of excluded warrants was 2,113,041 for the three months and for the nine months ended June 30, 2004 and 2003, respectively.

Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the nine months ended June 30, 2004, the Company made the following acquisitions:

American Management Systems, Incorporated ("AMS") - On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services, and communications industries.

Others - The Company acquired all outstanding shares of Apex Consulting Group Inc, a business services, which provides systems integration and consulting with a focus on business process improvement and new technologies and also acquired certains assets of GDS & Associates Systems Ltd, which provides systems integration and consulting services to clients primarily within the government sector on October 28, 2003 and January 14, 2004, respectively.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on Company's best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

	AMS	Others	Total

	$	$	$
Non-cash working capital items	(180,665)	(561)	(181,226)
Fixed assets	7,187	447	7,634
Contract costs	2,074	—	2,074
Other intangibles and other long-term assets	335,798	3,615	339,413
Future income taxes	(43,357)	(70)	(43,427)
Goodwill (1)	514,526	6,395	520,921
Long-term debt	—	(70)	(70)
Accrued integration charges, deferred credits and other long-term liabilities	(59,299)	—	(59,299)

	576,264	9,756	586,020
Cash position at acquisition	617,403	228	617,631

Net assets acquired	1,193,667	9,984	1,203,651

Consideration
Cash	1,178,286	8,352	1,186,638
Acquisition costs	15,381	612	15,993
Issuance of 136,112 Class A subordinate shares (2)	—	1,020	1,020

	1,193,667	9,984	1,203,651

(1)	The near totality of the goodwill is included in the IT services segment and $39,099,000 is deductible for tax purposes.
(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the nine-month period ended June 30, 2004, the Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill and future income tax assets of $8,119,000 and $1,956,000, respectively, and a net increase of non-cash working capital items of $6,970,000 and cash of $3,105,000.

During the nine-month period ended June 30, 2004, the Company announced the signature of an asset purchase agreement under which the Company sold the assets related to the information services to banking and investment group, one of the division presented in the discontinued operations, for a cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and goodwill reduction of $20,355,000.

During the nine-month period ended June 30, 2004, the Company sold three other divisions which were classified as discontinued operations for a total consideration of $40,350,000, which is comprise of $12,500,000 of cash, a balance of sale of $11,060,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.

Also, during the nine-month period ended June 30, 2004, the Company sold its interest in a joint venture and non significant assets for cash of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in non significant gain or loss.

In connection with the acquisition of AMS and Cognicase, completed during the third quarter of 2004 and the second quarter of 2003, respectively, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure.

Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Investments in subsidiaries and joint ventures (continued)

As of June 30, 2004, the components of the integration liabilities included in the allocation of purchase price are as follows:

	Balance remaining as at September 30, 2003	Adjustments to initial provision	New integration liabilities on recent acquisitions	Foreign currency translation adjustment	Paid during the nine- month period ended June 30, 2004	Balance remaining as at June 30, 2004

	$	$	$	$	$	$
Consolidation and closure of facilities	41,029	678	30,372	(566)	9,769	61,744
Severance	9,580	(5,963)	88,241	(886)	50,256	40,716

	50,609	(5,285)	118,613	(1,452)	60,025	102,460

Note 5 — Amortization expenses

	Three months ended June 30		Nine months ended June 30

	2004	2003	2004	2003

	$	$	$	$
Amortization of fixed assets	11,698	12,165	35,519	30,891
Amortization of contract costs related to transition costs	2,094	660	4,973	2,188
Amortization of other intangibles and other long-term assets	29,455	19,660	68,900	53,461

	43,247	32,485	109,392	86,540
Amortization of contract costs related to incentives (presented as reduction of revenue)	7,289	6,896	21,287	21,005

	50,536	39,381	130,679	107,545

Note 6 — Discontinued operations

The Company formally adopted a plan to divest from certain activities acquired from previous acquisitions which were not related to its core business. During the nine months ended June 30, 2004, four divisions, two buildings and a piece of land were classified as discontinued operations.

One of the divisions’ activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well as manufacturing and distribution companies. The second division’s activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division’s activities consist mainly to supply high-quality PC-based power engineering software applications and the last division’s activities consist mainly to provide information services to banking and investment groups.

During the nine-month period ended June 30, 2004, the Company disposed of all divisions classified as discontinued operations. For further information see Note 4. Also, on July 1, 2004, the Company sold two buildings and a piece of land classified as discontinued operations for approximately $19,000,000, resulting in a non significant gain or loss.

The following table presents summarized financial information related to these discontinued operations:

	Three months ended June 30		Nine months ended June 30

	2004	2003	2004	2003

	$	$	$	$
Revenue	6,547	26,986	37,291	60,022

Earnings before the under-noted:	17,931	2,241	19,349	6,270
Amortization expenses	234	1,675	1,848	2,970

Earnings (loss) before income taxes	17,697	566	17,501	3,300
Income taxes	8,710	201	8,711	1,186

Net earnings from discontinued operations	8,987	365	8,790	2,114

Discontinued operations are mainly related to the IT services segment.

Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Segmented information

The Company has two lines of business (“LOB”) as follows: Information Technology (“IT”) services and Business Process Services (“BPS”).

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model;

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, human resource and pay services, services to the banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2004	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	739,465	127,649	—	867,114
Operating expenses before amortization expenses	613,890	104,798	20,675	739,363
Amortization expenses	37,028	4,045	2,174	43,247

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	88,547	18,806	(22,849)	84,504

Total assets	3,516,794	692,302	363,429	4,572,525

As at and for the three months ended June 30, 2003

Revenue	566,551	140,502	—	707,053
Operating expenses before amortization expenses	463,017	115,628	15,931	594,576
Amortization expenses	26,471	4,463	1,551	32,485

Earnings before interest, income taxes, entity subject to significant and discontinued operations	77,063	20,411	(17,482)	79,992

Total assets	2,248,664	717,842	245,783	3,212,289

As at and for the nine months ended June 30, 2004	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	1,900,689	383,711	—	2,284,400
Operating expenses before amortization expenses	1,557,048	319,384	52,691	1,929,123
Amortization expenses	91,501	12,402	5,489	109,392

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	252,140	51,925	(58,180)	245,885

Total assets	3,516,794	692,302	363,429	4,572,525

As at and for the nine months ended June 30, 2003

Revenue	1,672,442	371,658	—	1,999,100
Operating expenses before amortization expenses	1,343,747	307,400	45,198	1,696,345
Amortization expenses	72,976	10,622	2,942	86,540

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	210,719	53,636	(48,140)	216,215

Total assets	2,248,664	717,842	245,783	3,212,289

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003.
Intersegment sales and transfers are priced as if the sales or transfers were to third parties.

Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Guarantees

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a material adverse effect on its Consolidated Financial Statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees is $5,857,000 as of June 30, 2004 ($6,028,000 as of September 30, 2003).